Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the nine-months ended September 30,			For the years ended December 31,
	2008		2007	2007		2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations (a)	$3,886		$(13,058)	$18,584		$(28,604)	$28,487	$47,219	$61,075
Minority interest attributable to continuing operations	33		(735)	900		(1,912)	781	2,344	8,673
Fixed charges — per below	130,839		138,825	185,572		186,044	86,191	61,443	69,476
Less:
Capitalized interest	(13,956)		(12,757)	(17,476)		(9,537)	(9,603)	(3,030)	(1,503)
Preferred Distributions of consolidated subsidiaries	—		—	—		—	—	(832)	(7,069)

Earnings before fixed charges	$120,802		$112,275	$187,580		$145,991	$105,856	$107,144	$130,652

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$110,644		$121,273	$161,674		$170,214	$73,918	$54,610	$57,835
Capitalized interest	13,956		12,757	17,476		9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	6,239		4,795	6,422		6,293	2,670	2,971	3,069
Distributions to preferred unitholders in Operating Partnership	—		—	—		—	—	832	7,069

Total Fixed Charges	130,839		138,825	185,572		186,044	86,191	61,443	69,476

Income allocated to preferred shareholders	5,994		5,994	7,992		7,992	7,992	9,720	11,906

Total Preferred Distributions	5,994		5,994	7,992		7,992	7,992	9,720	11,906

Total combined fixed charges and preferred distributions	$136,833		$144,819	$193,564		$194,036	$94,183	$71,163	$81,382

Ratio of earnings to combined fixed charges and preferred distributions	(b	)	(b )	(b	)	(b )	1.12	1.51	1.61

(a)	Amounts for the nine-months ended September 30, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties sold consistent with the presentation for the period ended September 30, 2008. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $16,031 for nine-months ended September 30, 2008, $32,544 for the nine-months ended September 30, 2007, $5,984 for the year ended December 31, 2007 and $48,045 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.